As filed April 2, 1999

                                                                File No. 70-9397

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                 Amendment No. 5
                                       on
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
            ---------------------------------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                     Cheyenne Light, Fuel and Power Company
                           New Century Services, Inc.
                            WestGas Interstate, Inc.
                              NC Enterprises, Inc.
                         New Century International, Inc.
                                  e prime, inc.
                         PS Colorado Credit Corporation
                            Natural Fuels Corporation
                            P.S.R. Investments, Inc.
                          Green and Clear Lakes Company
                                1480 Welton, Inc.
                            The Planergy Group, Inc.
                            New Century-Cadence, Inc.
                                1225 17th Street
                           Denver, Colorado 80202-5533

                       Southwestern Public Service Company
                                Quixx Corporation
                         Utility Engineering Corporation
                                 Tyler at Sixth
                              Amarillo, Texas 79101

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
              ----------------------------------------------------

                           New Century Energies, Inc.

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                                Teresa S. Madden
                                   Controller
                            New Century Energies, Inc
                           1225 17th Street, Suite 900
                           Denver, Colorado 80202-5533

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

         William M. Dudley, Esq.                     William T. Baker, Jr., Esq.
         New Century Energies, Inc.                  Thelen Reid & Priest LLP
         1225 17th Street, Suite 600                 40 West 57th Street
         Denver, Colorado 80202-5534                 New York, New York 10019

         The Application or Declaration filed in this proceeding on October 22, 1998, as amended and restated in its entirety by Amendment No. 1, filed January 21, 1999, and as further amended by Amendment No. 2, filed February 2, 1999, Amendment No. 3, filed March 12, 1999, and Amendment No. 4, filed March 30, 1999, is further amended as follows:

         1. The first paragraph of subsection (ii) - "NCE Debt" of ITEM 1.6 - DESCRIPTION OF EXTERNAL FINANCING PROGRAM is amended and restated to read as follows:

         "(A) Short-Term Debt. The aggregate principal amount of Short-term Debt
              ---------------
         of NCE at any time outstanding during the Authorization Period shall not exceed the NCE Debt Limitation ($600 million), provided that, upon PSCCC becoming a direct subsidiary of NCE, it is proposed that the NCE Debt Limitation be increased to $975 million in order to provide liquidity for PSCCC as discussed in subparagraph (C) below. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed the competitive market rates available to companies with comparable credit ratings with respect to debt having similar maturities."


         2. Subsection (i) - "Short Term Debt of Cheyenne" of ITEM 1.6.2 - UTILITY SUBSIDIARY FINANCING is amended and restated to read as follows:

         "(i) Short Term Debt of Cheyenne.  All  securities of Cheyenne,  except
              ---------------------------
         for securities with maturities of less than 12 months, are approved by the WPSC. Accordingly, authority is requested for Cheyenne to issue Short-term Debt to one or more non-associate lenders. The aggregate amount of such Short-term Debt to be outstanding at any one time during the Authorization Period shall not exceed $40 million. Cheyenne may engage in short-term financing as it may deem appropriate in light of its needs and market conditions at the time of issuance. Such short-term financing could include, without limitation, commercial paper sold in established domestic or European commercial paper markets in a manner similar to NCE, bank lines and debt securities issued under its indentures and note programs. Borrowings under bank lines and other borrowings shall have a maturity of not more than one year from the date of each borrowing. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed the competitive market rates

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



         available to companies with comparable credit ratings with respect to debt having similar maturities."


         3. The second paragraph of ITEM 1.7.1 - GENERAL is amended and restated to read as follows:

         "To the extent that any intra-system loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of such company's commercial paper, revolving credit and/or other short-term borrowings of such lending company, including an allocated share of commitment fees. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds' effective rate of interest as quoted daily by the Federal Reserve Bank of New York. The maturity of the proposed intra-system long-term debt shall not exceed 40 years and the rate thereon shall not exceed the lending company's effective cost of borrowing for a debt security having a comparable maturity."

         4. The final paragraph of ITEM 1.7.2 - GUARANTEES is amended and restated to read as follows:

         "The amount of NCE Guarantees and Subsidiary Guarantees outstanding at any one time shall not be counted against the aggregate respective limits applicable to external financings or the limits on intra-system financing requested elsewhere herein. The terms of debt covered by any NCE Guarantee or Subsidiary Guarantee shall comply with the parameters for the proposed debt financing described above."


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



                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.


                                    NEW CENTURY ENERGIES, INC.
                                    PUBLIC SERVICE COMPANY OF COLORADO
                                    NEW CENTURY SERVICES, INC.
                                    NC ENTERPRISES, INC.
                                    E PRIME, INC.
                                    GREEN AND CLEAR LAKES COMPANY
                                    THE PLANERGY GROUP, INC.
                                    NEW CENTURY-CADENCE, INC.
                                    SOUTHWESTERN PUBLIC SERVICE COMPANY


                                    By:     /s/ Richard C. Kelly
                                       -----------------------------------------
                                            Name:   Richard C. Kelly
                                            Title:  Executive Vice President of
                                                    New Century Energies, Inc.,
                                                    Public Service Company of
                                                    Colorado, New Century
                                                    Services,  Inc., NC
                                                    Enterprises,  Inc.,  and
                                                    Southwestern  Public Service
                                                    Company;  President  of
                                                    e prime,  inc.;  Treasurer
                                                    of Green and Clear Lakes
                                                    Company and New
                                                    Century-Cadence,  Inc.; and
                                                    Vice President of The
                                                    Planergy Group, Inc.

                     (signatures continued on the next page)

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


                                    CHEYENNE LIGHT, FUEL AND POWER COMPANY
                                    WESTGAS INTERSTATE, INC.
                                    NEW CENTURY INTERNATIONAL INC.
                                    PS COLORADO CREDIT CORPORATION
                                    1480 WELTON, INC.
                                    P.S.R. INVESTMENTS, INC.


                                    By:     /s/ Cathy J. Hart
                                       -----------------------------------------
                                            Name:   Cathy J. Hart
                                            Title:  Secretary


                                    NATURAL FUELS CORPORATION
                                    QUIXX CORPORATION
                                    UTILITY ENGINEERING CORPORATION


                                    By:     /s/ Bill D. Helton
                                       -----------------------------------------
                                            Name:   Bill D. Helton
                                            Title:  Chairman of the Board


Date:  April 2, 1999

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